UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14f-1

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF
THE SECURITIES EXCHANGE ACT OF 1934 AND
RULE 14f-1 THEREUNDER

_______________________________________________

Trist Holdings, Inc.
(Exact Name of Registrant as Specified in its Charter)

Delaware	20-1915083
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

PO BOX 4198
NEWPORT BEACH, CA 92661
(Address of Principal Executive Offices and Zip Code)

(903) 903-0468
(Registrant’s Telephone Number, including Area Code)
_______________________________________________

April 12, 2010

Trist Holdings, Inc.
PO Box 4198
Newport Beach, CA 92661
(949) 903-0468

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

SCHEDULE 14f-1

Notice of Change in the
Majority of the Board of Directors

April 12, 2010

INTRODUCTION AND CHANGE OF CONTROL

This Information Statement (this “Information Statement”), is being furnished to all holders of record of common stock, par value $0.0001 per share (the “Common Stock”), of Trist Holdings, Inc., a Delaware corporation (“Trist”, “we”, “our” or the “Company”), at the close of business on April 12, 2010 (the “Record Date”) in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14f-1 promulgated under the Exchange Act, in connection with an anticipated change in majority control of Trist’s Board of Directors (the “Board”) other than by a meeting of stockholders.  This Information Statement is being distributed on or about April 12, 2010.

NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS
IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.
NO PROXIES ARE BEING SOLICITED AND
YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

On March 26, 2010, the Company entered into an Agreement and Plan of Merger (“Merger Agreement”) with Z&Z Merger Corporation, a Delaware corporation and wholly-owned subsidiary of Trist (“MergerCo”), and Z&Z Medical Holdings, Inc., a Delaware corporation (“Z&Z”).

Under the Merger Agreement, if all conditions are satisfied or waived: (a) MergerCo will be merged with and into Z&Z; (b) Z&Z will become a wholly-owned subsidiary of Trist; (c) all holdings of Z&Z shares, warrants and options will be exchanged (or assumed, in the case of warrants and options) for comparable securities of Trist; and (d) approximately 98% of the beneficial ownership of Trist shares (on a fully-diluted basis) will be owned by Z&Z stockholders, warrant holders and option holders (the “Merger”).  Upon consummation of the Merger, the combined entity will be solely engaged in Z&Z’s business, Z&Z’s officers will become the officers of Trist and three of Z&Z’s directors will become members of Trist’s 7-member board of directors (which will have two vacancies following the Merger).

Section 14(f) of the Exchange Act of 1934 and Rule 14f-1 promulgated thereunder require the mailing to Trist’s stockholders of record of the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of Trist’s directors occurs (otherwise than at a meeting of Trist’s stockholders).  Accordingly, the closing of the transactions contemplated under the Merger Agreement (“Closing”) and the resulting change in a majority of Trist’s directors will not occur until at least 10 days following the mailing of this Information Statement.

VOTING SECURITIES

As of April 12, 2010, the Company had 89,239,920 shares of Common Stock, par value $0.0001 per share, issued and outstanding.  Each share of Common Stock is entitled to one vote.  Stockholders of Trist will have the opportunity to vote with respect to the election of directors at the next annual meeting of Trist stockholders.

PROPOSED CHANGE IN CONTROL TRANSACTION

On March 26, 2010, Trist Holdings, Inc., a Delaware corporation (“Trist”), entered into an Agreement and Plan of Merger (“Merger Agreement”) with Z&Z Merger Corporation, a Delaware corporation and wholly-owned subsidiary of Trist (“MergerCo”), and Z&Z Medical Holdings, Inc., a Delaware corporation (“Z&Z”).

Under the Merger Agreement, if all conditions are satisfied or waived: (a) MergerCo will be merged with and into Z&Z; (b) Z&Z will become a wholly-owned subsidiary of Trist; (c) all holdings of Z&Z shares, warrants and options will be exchanged (or assumed, in the case of warrants and options) for comparable securities of Trist; and (d) approximately 98% of the beneficial ownership of Trist shares (on a fully-diluted basis) will be owned by Z&Z stockholders, warrant holders and option holders (the “Merger”).  Upon consummation of the Merger, the combined entity will be solely engaged in Z&Z’s business, Z&Z’s officers will become the officers of Trist and three of Z&Z’s directors will become members of Trist’s 7-member board of directors (which will have two vacancies following the Merger).

On April 1, 2010, Trist reported the execution of the Merger Agreement in its Current Report on Form 8-K and included a copy of the Merger Agreement therein as Exhibit 2.1.  The Merger Agreement is the legal document that governs the Merger and the other transactions contemplated by the Merger Agreement.  The discussion of the Merger Agreement set forth herein is qualified in its entirety by reference to the Merger Agreement.

Trist is authorized to issue 2,000,000,000 shares of common stock, par value $0.0001 per share.  Before the closing of the Merger, Trist’s certificate of incorporation will be amended to authorize the issuance of up to 108,695,707 shares of Super-Voting Common Stock.  Approximately 9.3 shares of Super-Voting Common Stock will be issued for each outstanding share of Z&Z common stock pursuant to the Merger.  Each such share of Super-Voting Common Stock will be convertible into 50 shares (subject to proportional reduction for a contemplated 200-for-1 reverse stock split of Trist’s shares planned to be effected as soon after the closing of the Merger as related corporation and securities law requirements are satisfied (the “Reverse Stock Split”)) of Trist common stock, and will be automatically converted, at such time as Trist, by virtue of having amended its certificate of incorporation to effect the Reverse Stock Split, has enough authorized shares to cover all such conversions.  Each Z&Z common share will in effect have been converted into approximately 2.32 shares of Trist common stock.

The holders of shares of Super-Voting Common Stock will be entitled to vote together with the holders of Trist common stock, as a single class, upon all matters submitted to stockholders for a vote. Each share of Super-Voting Common Stock will carry a number of votes equal to the number of shares of Trist common stock issuable as if converted at the record date.

All existing Z&Z warrants and options will be assumed and replaced by comparable warrants and options of Trist.  For each warrant or option share purchasable upon exercise of a Z&Z warrant or option, following the Reverse Stock Split approximately 2.32 shares of Trist common stock will be purchasable.  For each such purchasable share of Trist common stock, the current warrant or option exercise price will be divided by approximately 2.32.  The other terms and conditions of the warrants and options, including exercise procedures, any vesting requirements and expiration dates, will remain essentially the same.

The ownership interests of the Z&Z stockholders and the current Trist stockholders will be subject to dilution in connection with the reservation of shares to be issued pursuant to options and other incentive awards to be granted from time to time after the Merger and the issuance of shares of common stock upon the conversion and/or exercise of the securities to be issued in the Capital Raise Transaction (as defined below).

In connection with the Reverse Stock Split, Trist’s board of directors may, in its discretion, provide special treatment to certain Trist stockholders to preserve round lot holders (i.e., holders owning at least 100 shares prior to the Reverse Stock Split) after the Reverse Stock Split.  Trist’s board of directors may elect, in its discretion, to provide such special treatment to the record holders of Trist’s common stock only on a per certificate basis or more generally to the beneficial holders of Trist’s common stock.  For example, if Trist’s board determines to provide such special treatment to record holders only, the record holders of Trist common stock holding a certificate representing 20,000 or fewer shares of common stock but at least 100 shares of common stock would receive 100 shares of common stock after the Reverse Stock Split with respect to each such certificate, and record holders holding a certificate representing less than 100 shares of common stock would not be affected and would continue to hold a certificate representing the same number of shares as such stockholders held before the Reverse Stock Split.  In the alternative, if Trist’s board determines to provide such special treatment to beneficial holders generally, the beneficial holders of Trist common stock beneficially holding 20,000 or fewer shares of common stock but at least 100 shares of common stock would receive 100 shares of Trist common stock after the Reverse Stock Split, and persons beneficially holding less than 100 shares of Trist common stock would not be affected by the Reverse Stock Split and would continue to hold the same number of shares as such stockholders held before the Reverse Stock Split.  The terms and conditions of special treatment afforded to Trist stockholders to preserve round lot stockholders, if any, including the record dates for determining which stockholders may be eligible for such special treatment, will be established in the discretion of Trist’s board of directors.

Subject to the closing of the Merger, it is intended that Trist will issue, pursuant to a proposed Securities Purchase Agreement to be entered into immediately following the closing of the Merger, 2.5% Senior Secured Convertible Notes, having a total principal amount of $1,500,000 (the “Notes”), to KOM Capital Management, LLC, a private investment firm (“KOM”) or its related parties or assignees (the “Capital Raise Transaction”), to obtain necessary operating capital to implement Z&Z’s business plan. The Notes will pay 2.5% interest per annum with a maturity of 4 years after the closing of the Capital Raise Transaction.  No cash interest payments will be required, except that accrued and unconverted interest shall be due on the maturity date and on each conversion date with respect to the principal amount being converted, provided that such interest may be added to and included with the principal amount being converted.

The closing of the Capital Raise Transaction will be subject to, among other things: the filing with the Securities and Exchange Commission of an information statement under Rule 14(c) under the Exchange Act covering, among other things, Trist stockholder approval of the Reverse Stock Split; no event that would have a material adverse effect on Trist’s operations shall have taken place since the agreement’s signing; and the delivery of required documents by Trist.

Each Note will be convertible at any time into Trist common stock at a specified conversion price, which will initially be $0.38 per share.  Immediate conversion of the Notes would result in the holders receiving 3,947,178 shares of Trist common stock.  Under Common Stock Purchase Warrant Agreements, the purchasers of the Notes will receive Warrants to purchase up to 1,973,589 shares of Trist common stock at an exercise price equal to $0.38 per share (the “Warrants”).  The Warrants may be exercised on a cashless basis under which a portion of the shares subject to the exercise are not issued in payment of the purchase price, based on the then fair market value of the shares.

All of Trist’s obligations under the Notes will be secured by first priority security interests in all of the assets of Trist and of Z&Z, including their intellectual property, pursuant to a Security Agreement and an Intellectual Property Security Agreement to be entered into by the Note purchasers. Upon an event of default under the Notes or such agreements, the Note holders may be entitled to foreclose on any of such assets or exercise other rights available to a secured creditor under California and Delaware law.  In addition, under a Subsidiary Guarantee, Z&Z will guarantee all of Trist’s obligations under the Notes.

The Notes may not be prepaid, or forced by Trist to be converted in connection with an acquisition of Trist, except in a limited case more than one year after the Note issuance where the average Trist stock trading price for 30 days on a national trading market other than the OTCBB is at least three times the conversion price, in which event, and subject to the satisfaction of certain other requirements, the Note holders may elect to receive at least double the unpaid principal amounts in cash.  In such case, there could also be a forced cashless exercise of the Warrants subject to similar requirements and optional cash payments to the Warrant holders of at least double the exercise prices of their Warrants.

The Note conversion price and the Warrant exercise price will be subject to specified adjustments for certain changes in the numbers of outstanding shares of Trist common stock, including conversions or exchanges of such.  If Trist shares are issued, except in specified exempt issuances, for consideration which is less than the then existing Note conversion or Warrant exercise price, then such conversion or warrant price will be reduced by anti-dilution adjustments.  For the first $400,000 of such “Dilutive Issuances,” the reduction will be made on a weighted average basis, taking into account the relative magnitudes of any Dilutive Issuance relative to the total number of outstanding shares.  However, any further Dilutive Issuance would be subject to a “full ratchet” adjustment that generally reduces the conversion or exercise price to equal the price in the Dilutive Issuance, regardless of the size of the Dilutive Issuance.

Under the Registration Rights Agreement to be entered into with the Note purchasers, Trist will be obligated promptly after the consummation of the Capital Raise Transaction, at its expense (other than to pay the initial filing expense which will be paid by the purchasers), generally to file, process and keep open a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), covering all shares that are or may be issued upon conversions of the Notes or exercises of the Warrants, and to qualify resales of such shares under certain state securities laws.  If the registration statement is not timely filed, it does not become effective within a specified time or its effectiveness is not maintained as specified in the agreement, Trist may owe liquidated damage amounts to Note purchasers.

Under the Securities Purchase Agreement, if Z&Z meets three specified operating benchmarks during the first twelve months after the closing of the first Note purchase, an additional $1,500,000 in Note purchases (without Warrants) can be requested by Trist from the Note purchasers.  The determination of whether Trist has met the benchmarks is solely at the discretion of the Note holders.  If the benchmarks are determined to have been achieved, then Trist can require the purchasers to make the additional $1,500,000 of Note purchases.  If such benchmarks are not attained in the 12-month period, then the Note purchasers, in their discretion, during the next two months may elect to purchase up to $1,500,000 of Notes (without Warrants) having an initial conversion price which is 25% higher than the conversion price in the original Notes.

Z&Z is currently in the final stages of documenting the results of its first laboratory study, a proof-of-concept animal study performed at UCLA in the Atherosclerosis Research Laboratory, and believes that the results are significant in demonstrating the pharmacology recognized in the research previously conducted in the development of its intellectual property.  Upon completion of the Capital Raise Transaction, Trist and Z&Z plan on using the proceeds to develop and execute two progressive laboratory studies at Cedars-Sinai Medical Center and in cooperation with UCLA, set to commence in May 2010.  These studies are expected to cost approximately $400,000 and take 6-8 months to complete, and an additional 3–4 months to determine the final results.  Along with these studies, the companies plan on using the proceeds from the Capital Raise Transaction to develop Z&Z’s intellectual property rights, obtain a completed Freedom to Operate opinion from patent counsel and set up a modest corporate headquarters.  A portion of the proceeds from the Capital Raise Transaction will also be used to pay $250,000 owed by Trist to the two principal stockholders of Trist, Woodman Management Corporation and Europa International, Inc., and to reimburse them for legal and accounting fees and other expenses incurred by them and Trist in connection with the Merger and the Capital Raise Transaction.

Pursuant to the Merger Agreement, at the closing of the Merger, and subject to applicable regulatory requirements, including the preparation, filing and distribution to Trist’s stockholders of this Schedule 14(f)-1, Thomas Gardner will become Trist’s Chief Executive Officer and President and Mark Selawski will be its Chief Financial Officer and Secretary.  Those individuals presently hold the same offices of Z&Z.

The directors of Trist will be determined following the closing of the Merger closing pursuant to the Merger Agreement and a Voting Agreement to be entered into at the time of the closing (the “Voting Agreement”) by the current Z&Z directors and officers (known therein as the “Z&Z Stockholders”) and by the two largest existing stockholders of Trist.  Together, such parties to the Voting Agreement will hold a majority of the outstanding shares of Trist common stock following the closing of the Merger and under that agreement will be obligated to vote for the directors determined as described below.  The authorized number of Trist directors will be seven.  Those will initially include three present members of the Z&Z board of directors—Thomas Gardner, Boris Ratiner and Filiberto Zadini—whose replacements will be determined under the terms of the Voting Agreement by the holders of a majority of the Trist shares held by the Z&Z Stockholders.  Two other directors will be Gary Freeman, who is presently a member of the Trist board of directors, and Chaim Davis, and their replacements will be determined under the Voting Agreement by the holders of a majority of the Trist shares held by purchasers of Notes in the Capital Raise Transaction.  The final two directors, and their replacements, will be determined jointly by the holders of a majority of the outstanding shares held by the Z&Z Managers and by the holders of a majority of the shares held by purchasers of Notes in the Capital Raise Transaction.

Additional information concerning Thomas Gardner, Mark Selawski, Boris Ratiner, Filiberto Zadini and Chaim Davis is included in this Schedule 14(f)-1.

In the Merger Agreement, Z&Z and Trist have each made standard and customary representations and warranties to each other, and standard covenants regarding the conduct of their respective operations pending the closing of the Merger.  The Companies’ obligations to consummate the Merger are subject to certain conditions, any of which may be waived.

Conditions to either side closing include, without limitation:
•
Trist and the applicable purchasers shall have entered into a binding agreement for the purchase of $1.5 million of Trist’s senior secured convertible notes in the Capital Raise Transaction, with the purchase price having been funded into an escrow account;

•	The Voting Agreement shall have been entered into;
•	Since the date of the Merger Agreement, there shall have been no event(s) that could reasonably be expected to have a material adverse effect on the other party;
•	Trist shall have obtained a directors and officers liability policy covering its officers and directors providing at least $5 million of coverage; and
•	The closing shall have taken place by April 30, 2010.

Trist’s obligation to close the Merger will be subject to the further conditions that, without limitation:
•	Z&Z shall have delivered finally approved audited financial statements;
•	The merger shall have been approved by the holders of at least 90% of Z&Z’s outstanding shares; and
•	No Z&Z stockholder shall have demanded to exercise statutory appraisal rights with respect to the Merger.

Trist and Z&Z have each agreed to continue to operate their business in the ordinary course prior to the Exchange.

The Merger Agreement may be terminated as follows: (i) by mutual consent, (ii) by either party if any governmental entity shall have issued an order or taken any other action permanently enjoining or prohibiting the Merger, and such order shall have become final and nonappealable, (iii) by either party if the Merger is not consummated by April 30, 2010 (other than as a result of the failure of the Party seeking to terminate to perform its obligations), (iv) by either party if an event having a material adverse effect on the other party shall have occurred, (v) by either party if the other is in material breach of any representation, warranty, covenant or agreement, or (vi) by Trist if Z&Z stockholders do not approve and adopt the Merger. In the event of termination, both parties are responsible for their expenses, except that Z&Z shall be reimbursed by Woodman Management Corporation for up to $50,000 of its expenses if Z&Z terminates the Merger Agreement due to a breach or misrepresentation by or material adverse effect on Trist.  If Trist shall terminate the Merger Agreement due to the failure of the closing to have occurred by April 30, 2010 (provided that any delay shall not have been a result of the failure of Trist to perform its pre-closing obligations under the Merger Agreement), a breach or misrepresentation by Z&Z, the occurrence of a material adverse effect on Z&Z or a failure of at least 90% of Z&Z’s stockholders to approve the Merger, or if either side terminates dues to a governmental entity issuing an order or ruling or taking an action permanently prohibiting the Merger, and Z&Z consummates a debt or equity financing of at least $500,000 within six months following such termination, then Z&Z shall reimburse the costs and fees of certain parties related to Trist in an aggregate amount not to exceed $150,000.

The directors of Trist have approved the Merger Agreement and the transactions contemplated thereunder. The directors of Z&Z and the holders of approximately 93.1% of the outstanding shares of Z&Z have approved the Merger Agreement and the transactions contemplated thereunder.

The issuance of the Notes, Warrants, shares of Super-Voting Common Stock to the Z&Z stockholders in the Merger and, upon conversion or exercise of such Notes, Warrants and/or shares of Super-Voting Common Stock, the shares of Trist common stock issuable upon such conversion or exercise (“Conversion Shares”), is intended to be exempt from registration under Rule 506 promulgated under the Securities Act.

BUSINESS OF TRIST

Trist is currently a shell company with nominal assets.

BUSINESS OF Z&Z

Z&Z Medical Holdings, Inc. was incorporated as a Delaware corporation on November 30, 2009.  On March 3, 2010, Z&Z Medical Holdings, Inc., a Nevada corporation, was merged into Z&Z (Delaware). Z&Z (Delaware) at that time was assigned and assumed all of the assets and liabilities of Z&Z (Nevada) by operation of law, and all outstanding shares, and warrants and options to acquire shares, of Z&Z (Nevada) were exchanged for the same number and types of Z&Z (Delaware) shares, warrants and options.  Historical references below to “Z&Z” refer to Z&Z (Nevada) before March 3, 2010.

Z&Z has exclusive rights to certain intellectual property rights ("IP") consisting of pharmological compounds and delivery systems for the treatment of cardiovascular disease. Z&Z’s exclusive rights to the IP are derived through assignment agreements by and between Z&Z and its founders Giorgio Zadini and Filiberto Zadini. Z&Z plans to develop commercial relationships with third parties for the development, marketing and sale of products based on the IP and to derive revenue through the licensing of the IP. Prior to entering into such licensing agreements, Z&Z plans to further establish the curative aspects of and the licensing value of the IP reflective of the global market size and impact that its patents-pending pharmacological compounds and delivery systems will have on the world’s largest healthcare market, the cardiovascular diseases market.

Z&Z’s research indicates that Z&Z’s patents-pending pharmacological compounds have both curative properties (i.e. properties capable of causing regression of existing plaques) and prophylactic properties in a number of cardiovascular diseases. Z&Z’s proprietary pharmacological compounds cause a process called delipidization, i. e. removal of fatty compounds (including cholesterol of atherosclerotic plaques) from the body’s arteries and from other tissues.  Z&Z is currently in the final stages of documenting the results of its first laboratory study, a proof-of-concept animal study performed at UCLA in the Atherosclerosis Research Laboratory, and believes that the results are significant in demonstrating the pharmacology recognized in the research previously conducted in the development of its intellectual property.  Upon completion of the Capital Raise Transaction, Trist and Z&Z plan on using the proceeds to develop and execute two progressive laboratory studies at Cedars-Sinai Medical Center and in cooperation with UCLA, set to commence in May 2010.  These studies are expected to cost approximately $400,000 and take 6-8 months to complete, and an additional 3–4 months to determine the final results.

Z&Z’s executive offices are located at 14 Chantonnay, Laguna Niguel, CA 92677.

While Z&Z’s management believes that it has the opportunity to be successful in the pharmacological industry, there can be no assurance that Z&Z will be successful in accomplishing its business initiatives, or that it will be able to achieve any significant levels of revenues, or recognize net income, from the sale of its products and services.

DIRECTORS AND OFFICERS
PRIOR TO THE CHANGE OF CONTROL

The following table sets forth information regarding the Company’s executive officers and directors prior to the Change of Control.  All directors serve until the next annual meeting of stockholders or until their successors are elected and qualified.  Officers are elected by the Board and their terms of office are at the discretion of the Board.

Trist has a two person Board of Directors, none of whom are employees or affiliates of the Company. In addition, the Company has formed an Audit Committee, effective July 12, 2006, comprised of Gary Freeman and Lee Mendelson, the two non-affiliate directors of the Company. Mr. Freeman serves as the audit committee financial expert for the Committee.

Name	Age	Position Held and Tenure
Gary Freeman	42	Director since July 2007

Lee Mendelson	38	Director since July 2007

Eric Stoppenhagen	36	President, Secretary and Chief Financial Officer since September 2007

Biographical Information

Gary Freeman, Director. Mr. Freeman has served as a director of the Company since July 2007. Mr. Freeman is currently a Partner in Beach, Freeman, Lim & Cleland’s Audit and Accounting services division. In conjunction with various consulting engagements, Mr. Freeman has assumed interim senior level management roles at numerous public and private companies during his career, including Co-President and Chief Financial Officer of Trestle Holdings, Inc., Chief Financial Officer of Silvergraph International and Chief Financial Officer of Galorath Incorporated. Mr. Freeman served as a member of the Board of Directors of Blue Holdings, Inc., Trestle Holdings, Inc. and GVI Security Solutions, Inc. Mr. Freeman’s previous experience includes ten years with BDO Seidman, LLP, including two years as an Audit Partner.

Lee Mendleson, Director. Mr. Mendelson has served as a director of the Company since July 2007. Mr. Mendelson is the Founder and Managing Attorney of Mendelson Law Group where his practice is focused on representing creditors in retail and commercial litigation.  Mr. Mendelson is active in several commercial law associations and publications.

Eric Stoppenhagen. Mr. Stoppenhagen, through his consulting company, Venor Consulting, Inc., provides financial and management services to small to medium-sized companies that either are public or desire to become public. He provides temporary CFO services to these companies, which includes as transaction advice, preparation of security filings and advice regarding compliance with corporate governance requirements. Mr. Stoppenhagen has more than ten years of financial experience having served in an executive capacity for several public and private companies, including as Vice President of Finance  and subsequently Interim President of Trestle Holdings, Inc. from 2003 to 2009; Interim President of WoozyFly, Inc. from 2009 to 2010; Interim President of Trist Holdings, Inc. from 2007 to 2010; CFO and Director of AuraSource, Inc. from 2008 to 2010; CFO of GetFugu, Inc. in 2009; and, CFO of Jardinier Corp. from 2007 to 2008. Mr. Stoppenhagen is a Certified Public Accountant and holds a Juris Doctorate and Masters of Business Administration both from George Washington University. Additionally, he holds a Bachelor of Science in Finance and a Bachelor of Science in Accounting both from Indiana University.

CORPORATE GOVERNANCE

PRIOR TO THE CHANGE IN CONTROL

Committees of the Board of Directors

Nominating and Compensation Committees

The Board does not have a nominating or compensation committee at this time.

The Board does not have a nominations committee because the Board does not believe that a defined policy with regard to the consideration of candidates recommended by shareholders is necessary at this time because it believes that, given the limited scope of the Company’s operations, a specific nominating policy would be premature and of little assistance until the Company’s business operations are at a more advanced level.  There are no specific, minimum qualifications that the Board believes must be met by a candidate recommended by the Board.  Currently, the entire Board decides on nominees, on the recommendation of any member of the Board, followed by the Board's review of the candidates’ resumes and interviews of candidates.  Based on the information gathered, the Board then makes a decision on whether to recommend the candidates as nominees for director.  The Company does not pay any fee to any third party or parties to identify or evaluate or assist in identifying or evaluating potential nominees.

The Board does not have a compensation committee and is not required to have such a committee because the Company is not a “listed company” under SEC rules.  The Company is currently a shell company with nominal assets, no employees and no active business operations.  Its business plans are to seek a private operating company with which to merge or to complete a business combination in a reverse merger transaction.  As such, the Company has no formal compensation program for its executive officers, directors or employees.

Audit Committee

The Audit Committee includes at least one member who is determined by the Board to meet the qualifications of an “audit committee financial expert” in accordance with SEC rules, excluding the requirement that the person meets the relevant definition of an “independent director.”  Mr. Freeman is the director who has been determined to be an audit committee financial expert. Stockholders should understand that this designation is a disclosure requirement of the SEC related to Mr. Freeman’s experience and understanding with respect to certain accounting and auditing matters. The designation does not impose on Mr. Freeman any duties, obligations or liability that are greater than are generally imposed on him as a member of the Audit Committee and Board of Directors, and his designation as an audit committee financial expert pursuant to this SEC requirement does not affect the duties, obligations or liability of any other member of the Audit Committee or the Board of Directors. Mr. Freeman is an independent director.

Certain Legal Proceedings

To our knowledge, during the past five years, none of our directors, executive officers, promoters, control persons, or nominees has been:

•
the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

•	convicted in a criminal proceeding or is subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

•
subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

•	found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law.

Code of Ethics

The Company has adopted a Code of Ethics that applies to its principal executive officers, principal financial officer, principal accounting officer or controller, or persons performing similar functions. A copy of the Company’s Code of Ethics may be obtained free of charge by contacting the Company at the address or telephone number listed on the cover page hereof.

Director Independence

Our board of directors currently consists of two members: Gary Freeman and Lee Mendelson.

We do not have a separately designated compensation or nominating committee of our board of directors and the functions customarily delegated to these committees are performed by our full board of directors.  We are not a “listed company” under SEC rules and are therefore not required to have separate committees comprised of independent directors.  We have, however, determined that Gary Freeman and Lee Mendelson are “independent” as that term is defined in Section 4200 of the Marketplace Rules as required by the NASDAQ Stock Market.

Shareholder Communications

There has not been any defined policy or procedure requirements for stockholders to submit recommendations or nomination for directors. The Board does not believe that a defined policy with regard to the consideration of candidates recommended by stockholders is necessary at this time because it believes that, given the limited scope of the Company’s operations, a specific nominating policy would be premature and of little assistance until the Company’s business operations are at a more advanced level. There are no specific, minimum qualifications that the Board believes must be met by a candidate recommended by the Board. Currently, the entire Board decides on nominees, on the recommendation of any member of the Board followed by the Board’s review of the candidates’ resumes and interview of candidates. Based on the information gathered, the Board then makes a decision on whether to recommend the candidates as nominees for director. The Company does not pay any fee to any third party or parties to identify or evaluate or assist in identifying or evaluating potential nominee.

The Company does not have any restrictions on shareholder nominations under its certificate of incorporation or by-laws. The only restrictions are those applicable generally under Delaware corporate law and the federal proxy rules, to the extent such rules are or become applicable. The Board will consider suggestions from individual shareholders, subject to evaluation of the person's merits. Stockholders may communicate nominee suggestions directly to the Board, accompanied by biographical details and a statement of support for the nominees. The suggested nominee must also provide a statement of consent to being considered for nomination. There are no formal criteria for nominees.

The Board has determined not to adopt a formal methodology for communications from shareholders on the belief that any communication would be brought to the Board’s attention by the Company’s sole officer, Eric Stoppenhagen.

Meetings of the Board of Directors and Committees

The Board took a number of actions by written consent of all of the directors during the year ended December 31, 2009. Such actions by the written consent of all directors are, according to Delaware corporate law and the Company’s by-laws, valid and effective as if they had been passed at a meeting of the directors duly called and held. The Company's directors and officers do not receive remuneration from the Company unless approved by the Board or pursuant to an employment contract. No compensation has been paid to the Company's directors for attendance at any meetings during the last fiscal year.

RELATED PERSON TRANSACTIONS

On December 31, 2007, we executed a $500,000 Demand Promissory Note (the “Demand Note”) payable to Landbank Acquisition LLC (“Landbank”), with simple interest on the unpaid principal from the date of the note at the rate of eight percent (8%) per annum.  Landbank was related to the Company through common major stockholders. The Note was due on demand.

 On October 19, 2009, we entered into a Revolving Promissory Note (the “Revolving Note”) with Landbank.   Under the terms of the Revolving Note, Landbank agreed to advance to the Company, from time to time and at the request of the Company, amounts up to an aggregate of $500,000 until October 19, 2010.  All advances shall be paid on or before October 19, 2010 and interest shall accrue from the date of any advances on any principal amount withdrawn, and on accrued and unpaid interest thereon, at the rate of eight percent (8%) per annum, compounded annually.  The Company’s obligations under the Revolving Note will accelerate upon a bankruptcy event of the Company, any default by the Company of its payment obligations under the Revolving Note or the breach by the Company of any provision of any material agreement between the Company and the noteholder.  At December 31, 2009 and 2008, $356,518 and $149,620 was deemed outstanding under the Revolving Note, respectively.

On October 19, 2009, pursuant to a Share Purchase Agreement of the same date between Landbank, Woodman Management Corporation (“Woodman”) and Europa International, Inc. (“Europa” and together with Woodman, each a “Purchaser”), Landbank sold to Woodman and Europa an aggregate of 79,311,256 shares of Company common stock as well as all notes and liabilities due Landbank from the Company in exchange for aggregate cash consideration equal to $165,000 (the “Sale”).

The Sale resulted in a change in control of the Company whereby each Purchaser acquired 39,655,628 shares of Company common stock, which shares represent, 44.43% individually, or 88.9% in the aggregate, of the Company’s outstanding common stock.  Each Purchaser also became a party to the Company’s Registration Rights Agreement dated December 31, 2007 between the Company and Landbank.

In connection with the Sale, the Revolving Note was cancelled, and new notes (the “Replacement Notes”) were issued by the Company to Woodman and Europa on October 19, 2009. The Replacement Notes contain identical terms and conditions to the Note, except that each Replacement Note provides that the noteholder will advance up to $250,000.  As of the date of the Replacement Notes, $168,259 was deemed outstanding under each Replacement Note.  Also as part of the Sale, the Demand Note was cancelled and new notes (the “Replacement Demand Notes”) were issued by the Company to the Purchasers.  The Replacement Demand Notes contain identical terms and conditions to the Demand Note, except that each Replacement Demand Note was issued in the principal amount of $250,000.

On September 27, 2007, the Company entered into a Consulting Agreement with Venor Consulting, Inc. (“Venor”), a company owned by Mr. Stoppenhagen.  Under the terms of the consulting agreement, Venor will perform certain consulting services for the Company with respect to, among other things, the provision of executive services (including, without limitation, the services of Mr. Eric Stoppenhagen, the Company's Interim President and Secretary) for a period of nine months.  This contract is currently terminable at will.  The Company will pay Venor a monthly fee for certain of the services to be provided, with additional services to be billed at an hourly rate.

Other than the above transactions or as otherwise set forth in this Information Statement or in any reports filed by the Company with the SEC, there have been no related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 404 of Regulation S-K. The Company is currently not a subsidiary of any company.

The Company’s Board conducts an appropriate review of and oversees all related party transactions on a continuing basis and reviews potential conflict of interest situations where appropriate.  The Board has not adopted formal standards to apply when it reviews, approves or ratifies any related party transaction.  However, the Board believes that the related party transactions are fair and reasonable to the Company and on terms comparable to those reasonably expected to be agreed to with independent third parties for the same goods and/or services at the time they are authorized by the Board.

Director Independence

In conjunction with the preparation of this Schedule 14f-1, using the definition of “independence” established by the NASDAQ Stock Market, we have evaluated all relationships between each director and the Company.

Based on the foregoing definition, we have determined that two of our directors, Mr. Freeman and Mr. Mendelson, currently meet the definition of an “independent” director under the standards established by NASDAQ. We do not currently have a nominating or compensation committee.

Our Board of Directors will continually monitor the standards established for director independence under applicable law or listing requirements and will take all reasonable steps to assure compliance with those standards.

DIRECTORS AND OFFICERS
AFTER THE CHANGE OF CONTROL

It is anticipated that, effective as of the Closing, the current officer and one of the current directors of the Company will resign and the persons discussed below will be appointed as the new officers and directors of the Company.  The directors of the Company will be determined following the Closing pursuant to the Merger Agreement and the Voting Agreement by the current Z&Z directors and officers (known therein as the “Z&Z Stockholders”) and by the two largest existing stockholders of Trist.  Together, such parties to the Voting Agreement will hold a majority of the outstanding shares of Trist common stock following the closing of the Merger and under that agreement will be obligated to vote for the directors determined as described below.  The authorized number of Trist directors will be seven.  Those will initially include three present members of the Z&Z board of directors—Thomas Gardner, Boris Ratiner and Filiberto Zadini—whose replacements will be determined under the terms of the Voting Agreement by the holders of a majority of the Trist shares held by the Z&Z Stockholders.  Two other directors will be Gary Freeman, who is presently a member of the Trist board of directors, and Chaim Davis, and their replacements will be determined under the Voting Agreement by the holders of a majority of the Trist shares held by purchasers of Notes in the Capital Raise Transaction.  The final two directors, and their replacements, will be determined jointly by the holders of a majority of the outstanding shares held by the Z&Z Managers and by the holders of a majority of the shares held by purchasers of Notes in the Capital Raise Transaction.

Officers will be elected by the Board and their terms of office are at the discretion of the Board.  Based on information provided by Z&Z, there is no family relationship between any of the proposed directors or executive officers.

Name	Age	Position
Thomas Gardner	56	Chief Executive Officer, President and Director
Mark Selawski	54	Chief Financial Officer and Secretary
Filiberto Zadini, MD	57	Director
Boris Ratiner, MD	42	Director
Gary Freeman	42	Director
Chaim Davis	30	Director

Based on information provided by Z&Z, the following biographical information on the directors and officers of the Company after the Change of Control is presented below:

Thomas Gardner, 56, has been the Chief Executive Officer, the President and a director of Z&Z since its formation in December 2009.  He held the same positions with Z&Z (Nevada) from December 2006 until its merger into Z&Z (Delaware) in March 2010.  Since September 2008, he also has been the President of PhyGen LLC, which designs, manufactures and sells instruments and implants for spine surgery.  He is a senior medical industry executive with twenty-six years experience in healthcare.  He has extensive hands-on experience with successful start-up ventures, having helped found six healthcare companies, three of them publicly traded.  He has served as President/CEO of Urogen, a San Diego-based Biotech company, President of Endocare, an Orange County-based urologic products company, President/CEO of AutoCath, an Orange County based vascular access company, and Executive Vice President of Medstone International, a publicly traded Orange County medical products company.

Filiberto Zadini, MD, 57, has been a director of Z&Z since December 2009.  He was a director and V.P. of Research & Development for Z&Z Nevada from December 2006 until March 2010.  He is one of the co-inventors of Z&Z’s core technologies.  He had a past training in Neurosurgery in Italy and is currently in private general medicine practice in the San Fernando Valley in southern California.  He holds, as co-author with Giorgio Zadini, 27 issued U.S. patents.

Boris Ratiner, MD, 42, has been a director of Z&Z since December 2009.  He was a director of Z&Z Nevada from December 2006 until March 2010.  He received an Advanced Bachelors degree in Chemistry at Occidental College in Los Angeles.  He then attended Medical School at LSU in New Orleans, followed by an Internal Medicine Residency and Rheumatology Fellowship at the University of California San Francisco (UCSF).  He is Board Certified in Internal Medicine and Rheumatology and is in private practice in Tarzana, California.  He is the medical director and founder of Rheumatology Therapeutics, where he leads a team of 23 staff members that care for patients with Arthritis and Autoimmune Diseases.  He also serves on the board of the San Fernando Valley Branch of the Arthritis Foundation and is the Program Director for the Southern CA Rheumatism Society.  He is a founder and active board member of 4Medica, a successful medical informatics company that he co-founded in 1999.  He is also a Clinical Instructor of Medicine at the David Geffen School of Medicine at the University of California Los Angeles (UCLA), a teaching attendant with the Cedars-Sinai's Division of Rheumatology and an instructor at the Northridge Family Medicine Teaching Program.  He is an active clinical investigator and is actively involved in trials of new medications for gout, lupus, rheumatoid arthritis, osteoarthritis, psoriatic arthritis, ankylosing spondylitis and fibromyalgia.  He is published in peer-reviewed papers, abstracts and textbooks.  He is a frequent speaker at local hospitals to physicians on Rheumatology related diseases.  He has authored several book chapters on osteoarthritis and research papers on Hepatitis C arthritis.

Mark Selawski, 54, joined Z&Z in January 2010 as Chief Financial Officer.  He became its Secretary in March 2010.  From 2004 to 2009 he served as Chief Financial Officer of United Polychem, Inc., a privately held petrochemical distribution company.  From 1988 to 2004, he held several positions at Medstone International, during the last 9 years being the Vice President-Finance, Chief Financial Officer and Corporate Secretary.  Medstone was a NASDAQ-listed capital medical device manufacturer dedicated to urology products.  Before joining Medstone, he held various financial positions with a number of manufacturing and high-tech companies in southern California.  He holds a Bachelor of Science in Accounting from Bowling Green State University.

Gary Freeman, 42, has served as a director of Trist since July 2007.  He will serve as a director appointee of KOM under the terms and conditions of the Voting Agreement entered into in connection with the Merger.  He is currently a Partner in Beach, Freeman, Lim & Cleland’s Audit and Accounting services division.  In conjunction with various consulting engagements, he has assumed interim senior level management roles at numerous public and private companies during his career, including Co-President and Chief Financial Officer of Trestle Holdings, Inc., Chief Financial Officer of Silvergraph International and Chief Financial Officer of Galorath Incorporated.  He served as a member of the Board of Directors of Blue Holdings, Inc., Trestle Holdings, Inc. and GVI Security Solutions, Inc.  His previous experience includes ten years with BDO Seidman, LLP, including two years as an Audit Partner.

Chaim Davis, 30, will serve as a director appointee of KOM under the terms and conditions of the Voting Agreement entered into in connection with the Merger.  He is currently the Managing Partner of Revach Fund L.P., an investment fund focused on life science industries.  He is also currently serving as a healthcare industry consultant to KOM Capital Management, LLC (both in connection with the Merger and with other matters) (from November 2009) and to Gem Asset Management (from February 2007).  He served as an Account Executive at Perry Davis & Associates from June 2004 through February 2007, and as a Healthcare Analyst at The Garnet Group from April 2001 through June 2004.  He received his bachelor's degree from Columbia University.

SECURITY OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding beneficial ownership of our common stock as of April 12, 2010 by (i) each person who "beneficially" owns more than 5% of all outstanding shares of our common stock, (ii) each director and the executive officer identified above, and (iii) all directors and executive officers as a group.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership (1)	Percent of Class (2)
Common	Woodman Management Corporation (3) PO BOX 4198, Newport Beach, CA 92661	39,655,628	44.43%
Common	Europa International, Inc. (3) PO BOX 4198, Newport Beach, CA 92661	39,655,628	44.43%
Common	Directors and Executive Officers as a Group (3 persons) (4)	*	*
	*	Less than 1%.

(1)
"Beneficial Owner" means having or sharing, directly or indirectly (i) voting power, which includes the power to vote or to direct the voting, or (ii) investment power, which includes the power to dispose or to direct the disposition, of shares of the common stock of an issuer. The definition of beneficial ownership includes shares, underlying options or warrants to purchase common stock, or other securities convertible into common stock, that currently are exercisable or convertible or that will become exercisable or convertible within 60 days. Unless otherwise indicated, the beneficial owner has sole voting and investment power.

(2)	Percentages are based on 89,239,920 shares of common stock issued and outstanding as of March 26, 2010.

(3)
On October 19, 2009, pursuant to a Share Purchase Agreement of the same date between Landbank, the Company’s former majority stockholder, and Woodman and Europa, Landbank sold to Woodman and Europa an aggregate of 79,311,256 shares of Company common stock as well as all notes and liabilities due Landbank from the Company in exchange for aggregate cash consideration equal to $165,000.  This resulted in a change in control of the Company whereby each Purchaser acquired 39,655,628 shares of Company common stock, which shares represent, 44.43% individually, or 88.9% in the aggregate, of the Company’s outstanding common stock.  Each Purchaser also became a party to the Company’s Registration Rights Agreement dated December 31, 2007 between the Company and Landbank.

(4)	Messrs, Freeman, Mendelson, and Stoppenhagen have no beneficial ownership in the Company.

The following table sets forth information regarding the beneficial ownership of the common stock of Z&Z as of March 26, 2010, and the pro forma beneficial ownership of the common stock of Trist after the Merger, by:

•	Each of the directors and officers of Z&Z (who are the only stockholders beneficially owning more than 5% of its outstanding shares);

•	All such Z&Z directors and officers as a group;

•	Each individual who has been designated in the Merger Agreement to be a director or officer of Trist immediately after the Merger closing;

•	All of such designated Trist officers and directors as a group;

•	All Z&Z security holders before the Merger as a group; and

•	All Trist stockholders before the Merger as a group.

The pro forma Trist beneficial ownership information below assumes that, upon the closing of the Merger:  (1) the 9,873,050 shares of Z&Z common stock (the number outstanding on the date of this Statement) are converted into 91,581,633 shares of Trist Super-Voting Common Stock pursuant to the Merger; (2) the 200-for 1 Reverse Stock Split of Trist common stock is effected immediately; (3) each such share of Trist Super Voting Common Stock is immediately converted into .25 shares of Trist common stock; and (4) all Z&Z shares purchasable immediately before the Merger closing upon exercises of outstanding Z&Z warrants and options will be replaced when such warrants and option are assumed by Trist upon the Merger closing by the types and numbers of shares into which those Z&Z shares would have been converted if they had been exercised immediately before the Merger closing.  The pro forma Trist figures reflect share numbers after completion of such conversions and the Reverse Stock Split.

Beneficial Ownership of Z&Z Common Stock on March 26, 2010		Beneficial Ownership of Trist Common Stock after Closing of Merger
Name and Address(1) of Beneficial Owner	Amount of Beneficial Ownership	Percentage of Outstanding Common Stock	Amount of Beneficial Ownership	Percentage of Outstanding Common Stock
Georgio Zadini(2)	2,760,000	28.0%	6,375,600	27.2%
Filiberto Zadini(3)	2,760,000	28.0%	6,375,600	27.2%
Thomas Gardner(4)	1,408,050	14.3%	3,252,596	13.97%
Boris Ratiner(5)	1,300,000	12.5%	3,003,000	12.0%
Mark Selawski(6)	18,611	*	42,991	*

All current directors and officers of Z&Z as a group (5 above individuals)(7)	8,426,661	80.0%	19,049,787	77.0%
Gary Freeman(8)			0	*
Chaim Davis(9)			0	*
6 individuals designated in Merger Agreement to be Trist directors and officers(10)			12,674,187	51.9%
All Z&Z holders of securities before Merger as a group(11)	11,486,661	100.0%	26,637,341	98.0%
All Trist stockholders before Merger as a group			554,570	2.0%

*Percentage information is omitted because any beneficially-owned shares represent less than 1% of the outstanding shares

(1)	Unless otherwise indicated, the business address of each individual named is 2301 Dupont, Suite 525, Irvine, CA 92612.
(2)	Is present director of Z&Z.
(3)	Is present director of Z&Z and will be director of Trist after Merger.
(4)	Is present director and officer of Z&Z and will be director and officer of Trist after Merger.
(5)	Is present director of Z&Z and will be director of Trist after Merger. Includes 650,000 Z&Z shares and 1,507,350 Trist shares issuable upon exercises of presently outstanding warrants.
(6)	Is present officer of Z&Z and will be officer of Z&Z after the Merger. Includes 13,611 Z&Z shares and 31,564 Trist shares issuable upon exercises of presently outstanding stock options.
(7)
Includes 650,000 Z&Z shares and 1,507,350 Trist shares issuable upon exercises of presently outstanding warrants and 13,611 Z&Z shares and 31,564 Trist shares issuable upon exercises of presently outstanding stock options.

(8)	Based on information available to us as of March 26, 2010. Will be director of Trist after Merger. Business address is c/o Trist Holdings, Inc., P.O. Box 4198, Newport Beach, CA 92661.
(9)	Based on information available to us as of March 26, 2010. Will be director of Trist after Merger. Business address is c/o Trist Holdings, Inc., P.O. Box 4198, Newport Beach, CA 92661.
(10)
Includes 650,000 Z&Z shares and 1,507,350 Trist shares issuable upon exercises of presently outstanding warrants and 13,611 Z&Z shares and 31,564 Trist shares issuable upon exercises of presently outstanding stock options.

(11)
Includes 1,600,000 Z&Z shares and 3,710,368 Trist shares issuable upon exercises of presently outstanding warrants and 13,611 Z&Z shares and 31,564 Trist shares issuable upon exercises of presently outstanding stock options.

The following table shows such pro forma beneficial ownership information for Trist common stock assuming the concurrent issuances of the senior secured convertible notes and warrants pursuant to the Capital Raise Transaction.

Group of Beneficial Owners	Amount of Beneficial Ownership	Percentage of Outstanding Common Stock
All Z&Z holders of securities before Merger as a group(1)	26,637,341	80.4%
All Trist stockholders before Merger as a group	554,570	1.7%
All holders of notes and warrants purchased in Capital Raise Transaction(2)	5,920,767	17.9%

(1)	Includes 3,710,368 shares issuable upon exercises of presently outstanding warrants and 31,564 shares issuable upon exercises of presently outstanding stock options.
(2)	Includes 3,947,178 shares issuable on conversions of notes and 1,973,589 shares issuable on exercises of warrants.

Except as set forth in this Information Statement, there are no arrangements known to the Company, the operation of which may at a subsequent date result in a change in control of the Company.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The Company currently is a shell company with nominal assets, no employees and no active business operations. The Company’s business plans are to identify an operating company with which to merge or to complete a business combination in a reverse merger transaction. As such, the Company currently has no formal compensation program for its executive officers, directors or employees.

The Company is not a "listed company" under SEC rules and is therefore not required to have a compensation committee. Accordingly, the Company has no compensation committee.

Except as set forth in the summary compensation table below, during the fiscal years ended December 31, 2008 and 2009, the Company has not provided any salary, bonus, annual or long-term equity or non-equity based incentive programs, health benefits, life insurance, tax-qualified savings plans, special employee benefits or perquisites, supplemental life insurance benefits, pension or other retirement benefits or any type of nonqualified deferred compensation programs for its executive officers or employees.

No retirement, pension, profit sharing, stock option or insurance programs or other similar programs are currently in place for the benefit of the Company’s employees.

There are no understandings or agreements regarding compensation our management will receive after a business combination that is required to be included in this table, or otherwise.

The following table and related footnotes show the compensation paid during the fiscal years ended December 31, 2009 and 2008, to the Company's named executive officers:

Summary Compensation Table
					All Other
Name and Principal	Year	Salary	Bonus	Option Awards	Compensation	Total
Position		($)	($)	($)	($)	($)
(a)	(b)	(c)	(d)	(f)	(i)	(j)

Eric Stoppenhagen (3)	2009	$48,000	--	--	--	$48,000
President, Secretary and Chief Financial Officer	2008	$48,000	--	--	--	$48,000

(1)          Joined the Company in September 2007. Represents consulting fees paid to Mr. Stoppenhagen’s company,Venor, Inc.

Employment Agreements

On September 27, 2007, the Company entered into a Consulting Agreement with Venor Consulting, Inc. (“Venor”), a company owned by Mr. Stoppenhagen.  Under the terms of the consulting agreement, Venor will perform certain consulting services for the Company with respect to, among other things, the provision of executive services (including, without limitation, the services of Mr. Eric Stoppenhagen, the Company's Interim President and Secretary) for a period of nine months.  This contract is currently terminable at will.  The Company will pay Venor a monthly fee for certain of the services to be provided, with additional services to be billed at an hourly rate.

Outstanding Equity Awards at Fiscal Year-end

None.

Compensation of Directors

DIRECTOR COMPENSATION FY 2009
Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
All Directors	$5,625	-	-	-	-	-	$5,625

We currently pay our directors $7,500 per year, $1,875 payable on the first business day of each fiscal quarter for service on the board of directors.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires that our executive officers and directors, and persons who own more than ten percent of a registered class of our equity securities, file reports of ownership and changes in ownership with the SEC.  Executive officers, directors and greater-than-ten percent stockholders are required by SEC regulations to furnish us with all Section 16(a) forms they file.  Based solely on our review of the copies of the forms received by us and written representations from certain reporting persons that they have complied with the relevant filing requirements, we believe that, during the year ended December 31, 2009, all of our executive officers, directors and greater-than-ten percent stockholders complied with all Section 16(a) filing requirements.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We are required to file annual, quarterly and special reports, proxy statements and other information with the SEC.  You may read and copy any document we file at the SEC’s public reference rooms at 100 F Street, N.E, Washington, D.C. 20549.  You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549.  Please call the SEC at 1-800-SEC-0330 for more information on the operation of the public reference rooms.  Copies of our SEC filings are also available to the public from the SEC’s web site at http://www.sec.gov/cgi-bin/browse-edgar?action=getcompany&CIK=0001377053&owner=exclude&count=40.

SIGNATURE

In accordance with Section 14(f) of the Exchange Act, the Registrant has caused this Information Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Trist Holdings, Inc.

By: /s/ Eric Stoppenhagen
Name:                 Eric Stoppenhagen
Title:                 President, Secretary and Chief FinancialOfficer

Dated:  April 12, 2010